UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UserTesting, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91734E 101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734E 101	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Topiary Capital Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (2)
12	TYPE OF REPORTING PERSON PN

(1)

This Schedule 13G is filed by Topiary Capital Fund I, LP (“Topiary LP”). Topiary Capital Fund I GP, LLC (Topiary GP) is the general partner of Topiary LP and may be deemed to have sole voting and investment power over the shares held by Topiary LP. Alexander Wong is the managing director of Topiary GP and may be deemed to have sole voting and investment power over the shares held by Topiary LP. Neither Topiary GP nor Mr. Wong is the record holder of the Shares, and each disclaims beneficial ownership of the Shares, except to the extent of their pecuniary interest therein, if any.

(2)

The percent of class is calculated based on an aggregate total of 145,333,328 shares of the Issuer’s Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on December 6, 2022.

CUSIP No. 91734E 101	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

UserTesting, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

144 Townsend Street, San Francisco, CA 94107

Item 2(a)	Name of Person Filing:

Topiary Capital Fund I, LP (“Topiary LP”)

Item 2(b)	Address of Principal Business Office or, If None, Residence:

330 E. Liberty St., Lower Level, Ann Arbor, MI 48104

Item 2(c)	Citizenship:

Michigan

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number:

91734E 101

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 91734E 101	13G	Page 4 of 5 Pages

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:_____________

Not applicable.

Item 4.	Ownership

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class*
Topiary Capital Fund I, LP	0	0	0	0	0	0%

This Schedule 13G is filed by Topiary LP. Topiary Capital Fund I GP, LLC (Topiary GP) is the general partner of Topiary LP and may be deemed to have sole voting and investment power over the shares held by Topiary LP. Alexander Wong is the managing director of Topiary GP and may be deemed to have sole voting and investment power over the shares held by Topiary LP. Neither Topiary GP nor Mr. Wong is the record holder of the Shares, and each disclaims beneficial ownership of the Shares, except to the extent of their pecuniary interest therein, if any.

The percent of class is calculated based on an aggregate total of 145,333,328 shares of the Issuer’s Common Stock outstanding as of October 31, 2022, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on December 6, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 91734E 101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: 1/13/2023	TOPIARY CAPITAL FUND I, LP

	By:	/s/ Alexander Wong
	Name:	Alexander Wong
	Title:	Managing Director